SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

BALLANTYNE STRONG, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
058516105
(CUSIP Number)
D. Kyle Cerminara Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209 (704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 505,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 505,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 505,672
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 587,038
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 587,038
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 587,038
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 505,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 505,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 505,672
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON FG Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 587,038
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 587,038
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 587,038
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,092,710
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,092,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,092,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 7 of 10 Pages

Item 1. Security and Issuer.

This Statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 13710 FNB Parkway, Suite 400, Omaha, Nebraska 68154.

Item 2. Identity and Background.

This Statement is filed by (i) Fundamental Global Partners, LP (the “Fund”), a Delaware limited partnership, with respect to the Common Stock directly owned by it, (ii) Fundamental Global Partners Master Fund, LP (the “Master Fund”), a Cayman Islands exempted limited partnership, with respect to the Common Stock directly owned by it, (iii) Fundamental Global Partners GP, LLC (the “General Partner”), a North Carolina limited liability company, as the general partner of the Fund, (iv) FG Partners GP, LLC (the “Master Fund General Partner”), a Florida limited liability company, as the general partner of the Master Fund, and (v) Fundamental Global Investors, LLC (the “Investment Manager”), a North Carolina limited liability company, as the investment manager for the Fund and the Master Fund.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of the Investment Manager and Partner and Manager of the General Partner. Mr. Lewis M. Johnson is the President, Partner and Manager of the Investment Manager and Partner and Manager of the General Partner. Mr. Joseph H. Moglia is Chairman and Partner of the Investment Manager and Partner of the General Partner. Mr. D. Kyle Cerminara and Mr. Lewis M. Johnson are the sole managers of the Master Fund General Partner.

Each of the Fund, the Master Fund, the General Partner, the Master Fund General Partner, the Investment Manager and Messrs. Cerminara, Johnson and Moglia is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of the Fund is serving as a private investment fund. The principal business of the Master Fund is serving as a private investment fund. The principal business of the General Partner is to provide investment advisory and management services to private investment funds, including the Fund. The General Partner has delegated the management of the Fund’s investment program to the Investment Manager. The principal business of the Master Fund General Partner is to provide investment advisory and management services to private investment funds, including the Master Fund. The Master Fund General Partner has delegated the management of the Master Fund’s investment program to the Investment Manager. The principal business of the Investment Manager is to provide investment advisory services, including to the Fund and the Master Fund. The principal occupation of Messrs. Cerminara and Johnson is serving as investment managers and advisors. The principal occupation of Mr. Moglia is serving as Chairman of the Investment Manager, Chairman of TD Ameritrade, and Head Football Coach for Coastal Carolina University. Each of Messrs. Cerminara, Johnson and Moglia is a U.S. citizen. The business address of each of the Fund, the General Partner, the Investment Manager and Messrs. Cerminara, Johnson and Moglia is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of the Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of the Master Fund General Partner is 9045 Strada Stell Court, Suite 106, Naples, Florida 34109.

CUSIP No. 058516105	13D	Page 8 of 10 Pages

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in this Statement, including brokerage commissions, was approximately $4,475,792.09.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)          The Reporting Persons beneficially own in the aggregate 1,092,710 shares of Common Stock, which represents approximately 7.7% of the Company’s outstanding shares of Common Stock.

Each of Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 14,181,222 shares of Common Stock reported by the Company as outstanding as of August 5, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2014.

CUSIP No. 058516105	13D	Page 9 of 10 Pages

The General Partner, as general partner to the Fund, and the Investment Manager, as the investment manager to the Fund, may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. The Master Fund General Partner, as general partner to the Master Fund, and the Investment Manager, as the investment manager to the Master Fund, may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Master Fund in this Statement. As principals of the General Partner, the Master Fund General Partner and/or the Investment Manager, Messrs. Cerminara, Johnson and Moglia may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Fund and the Master Fund in this Statement. Each of the General Partner, the Master Fund General Partner, the Investment Manager and Messrs. Cerminara, Johnson and Moglia expressly disclaim beneficial ownership of the Fund’s and the Master Fund’s shares of Common Stock.

(b)          The Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. The Master Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Master Fund in the applicable table set forth on the cover page to this Statement. The General Partner, as the general partner of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. The Master Fund General Partner, as the general partner of the Master Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Master Fund. The Investment Manager, as the investment manager of the Fund and the Master Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund and the Master Fund. Messrs. Cerminara, Johnson and Moglia, as principals of the General Partner, the Master Fund General Partner and/or the Investment Manager, may also be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund and the Master Fund.

(c)          The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market. In addition, on July 24, 2014, the Fund transferred 343,239 shares of Common Stock to the Master Fund for a purchase price of $3.85 per share.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: September 2, 2014

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FG PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP

in the Common Stock in the past 60 days:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
07/07/2014	(4,850)	4.072800
07/09/2014	(37,202)	3.841000
07/16/2014	(13,100)	3.950400
07/25/2014	4,272	3.875528
07/29/2014	288	3.850000
07/30/2014	7,968	3.883519
07/31/2014	3,575	3.862755
08/04/2014	(2,417)	3.725721
08/11/2014	12,454	3.937572
08/25/2014	768	3.796685
08/26/2014	24,323	3.954207
08/27/2014	20,526	4.171723
08/28/2014	46,098	4.359411
08/29/2014	87,358	4.571782

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
07/23/2014	1,000	3.875480
07/24/2014	3,800	3.849621
07/28/2014	2,600	3.937114
07/29/2014	312	3.850000
07/30/2014	9,032	3.883237
07/31/2014	6,425	3.864720
08/04/2014	(2,619)	3.725720
08/11/2014	14,322	3.938402
08/13/2014	700	4.011229
08/21/2014	100	3.850000
08/25/2014	9,232	3.796701
08/26/2014	26,351	3.954208
08/27/2014	22,234	4.171726
08/28/2014	49,943	4.359407
08/29/2014	94,639	4.571782